Earnings Press Release

Exhibit 99.1

For Immediate Release

TFI International Announces 2025 Second Quarter Results

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Second quarter operating income of $170.2 million compares to $206.0 million in the same prior year quarter
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Second quarter net income of $98.2 million compares to $115.7 million in Q2 2024, while adjusted net income1 of $112.0 million compares to $145.6 million in Q2 2024
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Second quarter diluted earnings per share (diluted “EPS”) of $1.17 compares to $1.36 in Q2 2024, while adjusted diluted EPS1 of $1.34 compares to $1.71 in Q2 2024
•
Second quarter net cash from operating activities of $246.7 million compares to $248.5 million in Q2 2024, while free cash flow1 of $182.3 million increased 20% from $151.4 million in Q2 2024

Montreal, Quebec, July 28, 2025 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced its results for the second quarter ended June 30, 2025. All amounts are shown in U.S. dollars unless otherwise indicated.

“We delivered strong margin performance across all business segments which drove another quarter of solid free cash flow for TFI International,” said Alain Bédard, Chairman, President and Chief Executive Officer. “New segment leadership has sharpened our teams’ focus on our fundamental principles, including quality of revenue and operational efficiencies, enabling us to perform despite still-subdued market conditions. Combined with our strong balance sheet, this quarter’s results demonstrate we are well positioned to capitalize on future demand while continuing to make strategic investments to drive long-term profitability. I am pleased that during the quarter we were able to again return significant capital to shareholders through our consistent dividend and by actively repurchasing our shares, underscoring our dedication to delivering long-term shareholder value.”

SECOND QUARTER RESULTS

Financial highlights	Three months ended		Six months ended
		June 30		June 30
(in millions of U.S. dollars, except per share data)	2025	2024*	2025	2024*
Total revenue	2,037.6	2,264.5	4,002.0	4,135.4
Revenue before fuel surcharge	1,794.0	1,961.1	3,508.5	3,572.6
Adjusted EBITDA[1]	326.6	380.1	585.5	648.5
Operating income	170.2	206.0	284.8	357.6
Net cash from operating activities	246.7	248.5	440.2	449.2
Net income	98.2	115.7	154.2	208.5
EPS - diluted ($)	1.17	1.36	1.83	2.45
Adjusted net income[1]	112.0	145.6	176.3	251.1
Adjusted EPS - diluted¹ ($)	1.34	1.71	2.10	2.95
Weighted average number of shares ('000s)	83,457	84,500	83,817	84,487
Weighted average number of diluted shares ('000s)	83,655	85,124	84,102	85,247
Number of share outstanding - end of period ('000s)	83,022	84,604	83,022	84,604
[1] This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.
* Recast for adjustments to provisional amounts of Daseke prior year's business combination (see note 5c of the unaudited condensed consolidated interim financial statements)

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Earnings Press Release

SECOND QUARTER RESULTS

Total revenue of $2.04 billion compared to $2.26 billion in the prior year period and revenue before fuel surcharge of $1.79 billion compared to $1.96 billion in the prior year period. The decrease was primarily due to reduced volumes driven by weaker end market demand.

Operating income of $170.2 million compared to $206.0 million in the prior year period. The decrease was primarily attributable to the decline in revenues, partially offset a reduction to the other operating expenses.

Net income of $98.2 million compared to $115.7 million in the prior year period, and net income of $1.17 per diluted share compared to $1.36 in the prior year period. Adjusted net income, a non-IFRS measure, was $112.0 million, or $1.34 per diluted share, compared to $145.6 million, or $1.71 per diluted share, in the prior year period.

Total revenue decreased by 13% for Less-Than-Truckload, 6% for Truckload and 12% for the Logistics segment compared to Q2 2024. Operating income decreased by 33% for Less-Than-Truckload, 13% for Truckload and 25% for the Logistics segment.

SIX-MONTH RESULTS

Total revenue of $4.00 billion decreased from $4.14 billion in the prior year period and revenue before fuel surcharge of $3.51 billion decreased from $3.57 billion in the prior year period. The decrease is due to a continued weak transportation environment and a reduction in fuel surcharge revenue offset partially by contributions from acquisitions.

Operating income of $284.8 million decreased from $357.6 million in the prior year period. The decrease is from lower volumes, partially offset by business acquisitions of $8.8 million and a prior-year $19.7 million restructuring charge related to the acquisition of Daseke recorded in the Corporate segment.

Net income of $154.2 million compared to $208.5 million in the prior year period, and net income of $1.83 per diluted share compared to $2.45 in the prior year period. The net income in 2024 included a $19.7 million restructuring charge. Adjusted net income, a non-IFRS measure, was $176.3 million, or $2.10 per diluted share, compared to $251.1 million, or $2.95 per diluted share, the prior year period.

Total revenue increased relative to the prior year period by 18% for Truckload, primarily from the acquisition of Daseke, and decreased for the Less-Than-Truckload and Logistics segments by 13% each. Operating income decreased 38% for Less-Than-Truckload, 3% for Truckload, and 24% for Logistics in the first half compared to the prior year period.

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SEGMENTED RESULTS
(in millions of U.S. dollars)	Three months ended June 30				Six months ended June 30
	2025		2024		2025		2024
	$		$		$		$
Revenue before fuel surcharge
Less-Than-Truckload*	703.7		794.2		1,382.6		1,577.7
Truckload	712.3		737.7		1,375.1		1,135.4
Logistics	393.1		442.4		778.1		884.3
Eliminations	(15.1)		(13.1)		(27.4)		(24.8)
	1,794.0		1,961.1		3,508.5		3,572.6
	$	% of Rev.[1]	$	% of Rev.[1]	$	% of Rev.[1]	$	% of Rev.[1]
Operating income (loss)
Less-Than-Truckload	73.6	10.5%	109.9	13.8%	120.7	8.7%	194.9	12.4%
Truckload*	70.6	9.9%	81.2	11.0%	119.3	8.7%	122.7	10.8%
Logistics	37.7	9.6%	50.6	11.4%	69.0	8.9%	90.8	10.3%
Corporate	(11.7)		(35.7)		(24.2)		(50.8)
	170.2	9.5%	206.0	10.5%	284.8	8.1%	357.6	10.0%
Note: due to rounding, totals may differ slightly from the sum.
[1] Revenue before fuel surcharge
* Recast for adjustments to provisional amounts of Daseke prior year's business combination (see note 5c of the unaudited condensed consolidated interim financial statements)

CASH FLOW

Net cash flow from operating activities was $246.7 million during the second quarter of 2025 compared to $248.5 million in the prior year period. The decrease was a result of lower contributions from net income and an increase in cash requirements from provisions and employee benefits, offset partially by an increase from working capital.

Net cash from investing activities increased by $801.3 million, primarily due to less spending on business combinations as Daseke was acquired in the second quarter of 2024, and less capital expenditures.

Net cash from financing activities increased by $91.1 million, primarily as a result of a CAD $300 million loan obtained at the end of Q2 2025, offset by the repayment of long term debt of $69.0 million and an increase in funds required for the repurchase of shares of $50.7 million.

The Company returned $123.7 million to shareholders during the quarter, of which $38.8 million was through dividends and $84.9 million was through share repurchases.

On June 16, 2025, the Board of Directors of TFI International declared a quarterly dividend of $0.45 per outstanding common share, paid on July 15, 2025, representing a 13% increase over the $0.40 quarterly dividend declared in Q2 2024.

WEBCAST DETAILS

TFI International will host a webcast on Monday, July 28, 2025 at 5:00 p.m. Eastern Time to discuss these results. Interested parties can join the webcast or access the replay of the webcast via the link accessible on the TFI website under the Presentations and Reports section.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing

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a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Less-Than-Truckload;
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Truckload;
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Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under symbol TFII. For more information, visit www.tfiintl.com.

FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, imposing of tariffs or changes to the rates of tariffs and their impact on the market, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate, and successfully integrate acquisitions. In addition, any material weaknesses in internal control over financial reporting that are identified, and the cost of remediation of any such material weakness and any other control deficiencies, may have adverse effects on the Company and impact future results.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of the 2025 Q2 MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

NON-IFRS FINANCIAL MEASURES

This press release includes references to certain non-IFRS financial measures as described below. These non-IFRS measures do not have any standardized meanings prescribed by International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of the non-IFRS measures used in this press release and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided in the exhibits.

Adjusted EBITDA:

Adjusted EBITDA is calculated as net income before finance income and costs, income tax expense, depreciation, amortization, impairment of intangible assets, bargain purchase gain, restructuring from business acquisitions, and gain or loss on sale of land and buildings, assets held for sale, sale of business, and gain or loss on disposal of intangible assets. Management believes adjusted EBITDA

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to be a useful supplemental measure. Adjusted EBITDA is provided to enhance the comparability of the measure and to assist the Company to assess its performance.

Adjusted EBITDA	Three months ended June 30		Six months ended June 30
(unaudited, in millions of U.S. dollars)	2025	2024*	2025	2024*
Net income	98.2	115.7	154.2	208.5
Net finance costs	39.6	47.4	79.9	74.7
Income tax expense	32.4	42.9	50.7	74.3
Depreciation of property and equipment	90.6	87.5	178.5	152.0
Depreciation of right-of-use assets	43.9	45.8	85.8	81.1
Amortization of intangible assets	21.9	21.4	43.4	38.6
Restructuring from business acquisitions	-	19.7	-	19.7
Gain on sale of land and buildings	-	-	-	-
and buildings and assets held for sale	0.0	(0.3)	(7.0)	(0.5)
Adjusted EBITDA	326.6	380.1	585.5	648.5
Note: due to rounding, totals may differ slightly from the sum.
* Recast for adjustments to provisional amounts of Daseke prior year's business combination (see note 5c of the unaudited condensed consolidated interim financial statements)

Adjusted net income and adjusted earnings per share (adjusted “EPS”), basic or diluted:

Adjusted net income is calculated as net income excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, impairment of intangible assets, bargain purchase gain, restructuring from business acquisitions, gain or loss on sale of land and buildings and assets held for sale, impairment on assets held for sale, gain or loss on the sale of business and directly attributable expenses due to the disposal of the business, restructuring from business acquisitions and corresponding tax impacts. Adjusted earnings per share, basic or diluted, is calculated as adjusted net income divided by the weighted average number of common shares, basic or diluted. The Company uses adjusted net income and adjusted earnings per share to measure its performance from one period to the next, without the variation caused by the impact of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

Adjusted net income	Three months ended June 30		Six months ended June 30
(unaudited, in millions of U.S. dollars, except per share data)	2025	2024*	2025	2024*
Net income	98.2	115.7	154.2	208.5
Amortization of intangible assets related to business acquisitions	19.4	19.2	38.4	35.2
Net change in fair value and accretion expense of
contingent considerations	0.0	0.0	0.0	0.1
Net foreign exchange (gain) loss	(0.7)	1.5	(0.4)	2.8
Restructuring from business acquisitions	-	19.7	-	19.7
Gain, net of impairment, on sale of land and buildings
and assets held for sale	0.0	(0.3)	(7.0)	(0.5)
Tax impact of adjustments	(4.9)	(10.3)	(8.9)	(14.7)
Adjusted net income	112.0	145.6	176.3	251.1
Adjusted earnings per share - basic	1.34	1.72	2.10	2.97
Adjusted earnings per share - diluted	1.34	1.71	2.10	2.95
Note: due to rounding, totals may differ slightly from the sum.
* Recast for adjustments to provisional amounts of Daseke prior year's business combination (see note 5c of the unaudited condensed consolidated interim financial statements)

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Free cash flow:

Net cash from operating activities, less additions to property and equipment plus proceeds from sale of property and equipment and assets held for sale. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regards to its ability to meet capital requirements.

Free cash flow	Three months ended June 30		Six months ended June 30
(unaudited, in millions of U.S. dollars)	2025	2024	2025	2024
Net cash from operating activities	246.7	248.5	440.2	449.2
Additions to property and equipment	(83.8)	(118.9)	(118.3)	(196.4)
Proceeds from sale of property and equipment	14.6	19.6	30.3	32.3
Proceeds from sale of assets held for sale	4.9	2.2	21.8	3.4
Free cash flow	182.3	151.4	374.1	288.6

Note to readers: Unaudited condensed consolidated interim financial statements and Management’s Discussion & Analysis are available on TFI International’s website at www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com

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